April 23, 2026

Margaret Alexander
Chief Executive Officer
Ovid Therapeutics Inc.
441 Ninth Avenue, 14th Floor
New York, NY 10001

       Re: Ovid Therapeutics Inc.
           Registration Statement on Form S-3
           Filed April 21, 2026
           File No. 333-295218
Dear Margaret Alexander:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Jaime Chase